

Luis Melgarejo

407.319.1572

Luism@tezcatbeer.com

Table of Contents

1. Executive Summary

1.1 Introduction

This document is the business plan for Tezcat Cervecaria Company. Tezcat will be a brewpub which is a brewery that also has a kitchen and serves food. We will produce local craft beer provide locally sourced food options. We forecast serving 700 barrels of beer our first year, growing to 2,500 barrels by our fifth year, as a hyper-local brewpub for the area of Riverside in Jacksonville, Florida. Our beer will be sold exclusively via our taproom and our focus will primarily be on craft lagers, as well as general market demand in beer styles.

The craft beer industry is trending and currently the Brewers Association projects that the craft beer market share will increase from 13% to 20% between now and 2023. The growth of craft beer has helped develop, and strengthen the overall beer market. This has created a strong demand for variety, local options and customers who demand high quality products. Despite the U.S. currently having more breweries now than pre-prohibition, brewers are increasing productions quicker than expected due to market growth.

Our initial funding will be in the amount of $660,000 which will cover all startup costs, equipment, inventory and operating expenses until we are cash flow positive, which we project to be around fourteen months after opening. Of the $660,000 we plan on raising $60,000 through personal funds, $600,000 through an SBA loan. Subsequent funding may be needed for more equipment, allowing Tezcat to keep up with demand. Breweries are cash intensive startups and in order to cover operating expenses in the initial stages, keeping cash within the company is vital. Individual investment expectations for all funding opportunities will be discussed and once agreed upon will be secured and protected.

Future plans will include expanding our fermentation and brewery space. Once we reach the limit legal limit of 3,000 barrels we will begin packaging product. At this point our brand will be recognized within the community of Jacksonville and be available to customers that want to take our beer out of the tap room. A production brewery is ideal for Tezcat because of the size of Jacksonville as well as being positioned so close to the beach. With my knowledge and expertise of working with packaging equipment the expansion to a production facility will be seamless.

1.2 Mission Statement

Tezcat will be a 7-barrel brewpub located in Jacksonville, Florida, Duval County. Since all of our beer will be sold in house we will serve beer out of serving tanks located in our cooler, as well as half-barrel kegs (15.5 gallons) and 1/6 barrel kegs (5 gallons). The use of serving tanks will decrease labor in the brewery because of their larger size and the kegs will allow us to rotate our tap list regularly. In our taproom pints will make up 75% of our sales, followed by 22% in food and 3% in merchandise. Our concept of opening a hyper-local brewery is influenced by the fact that all beer will be sold in house and mainly serving the local market. This business plan avoids competition normally encountered in distribution, eliminating the need for contracting with a distributor, losing markup and quality control of our product. We will avoid pursuing a distribution license until our product demand has exceeded output and we have established a plan and funding for a production facility. The emphasis for the production facility would be a large location with low overhead. Our taproom location in the San Marco area is one of Jacksonville's oldest and up and coming neighborhoods. San Marco is currently being developed into an area of residence for the downtown workforce, being a mile south of downtown. Currently there are over four different mixed use complexes in development, which include multiple apartment complexes with additional shops and restaurants. This will allow us to establish our business and grow alongside the community. The culture in historic San Marco already has a Spanish feel to the area, our brand will feel right at home. Programs to expand the Skyway, Riverside Boulevard and the Riverwalk, will create other reasons for people to visit and live in San Marco. This location will allow us to showcase the quality of our authentic food and delicious beer.

Tezcat's focus will be on the highest quality craft beer and food, which will develop and grow a steady local customer base. Our goal is not to directly compete with macrobreweries or large craft breweries, but to become part of Jacksonville's local ambiance. Beer of the highest quality will help create success for our brewpub and also add to the success of the craft beer industry as a whole. Our authentic food will allow customers to experience Mexican Culture. Tezcat plans on being involved within our community, in 2015 breweries and brewpubs raised $3.25 per barrel for charity. We believe that working alongside the community is what creates a strong following and support in craft beer. Community support is what sets apart small craft breweries from larger macrobreweries, both support one another.

Being of Mexican descent I find it homage to my culture to serve authentic Mexican cuisine. Local produce and fresh ingredients will be priorities in our kitchen by working with local farms and providing fresh food at a reasonable price. To pair with the Mexican food our core beer will be a Mexican lager. In addition, we plan on producing tart, "easy-drinking" Florida-Weisse beers that are highly marketable in the hot weather of Florida. Our core beers will be sessionable, meaning customers will be more likely to have more than just one.

The name Tezcat has multiple meanings. It originates from the name Tezcatlipoca who was the Aztec God of Jaguars. This God was one of the highest deities in their culture as the Aztec's regarded jaguars very highly. In addition, Tezcatzontecatl, who is also known as Tepoztecatl, was the Aztec God of drunkenness and fertility. Both Gods play into our brand perfectly, having a logo of a jaguar head and being a brewery this was a perfect fit for us. Obviously both names are difficult to pronounce and slightly different but both share the same beginning, Tezcat. Our colors were chosen to resemble traditional Mexican housing which is known for using pastel colors. The colors can also be seen as a play on the Mexican flag. We chose Cerveceria over Brewery to signify the Mexican influence. Our logo has two versions a "full" and "simple" version. This will allow us to use whichever we choose depending on the application of the logo.

Tezcat will have multiple strengths; the primary strength will be the uniqueness of our focus on lagers, as well as our plan to serve authentic Mexican cuisine. Lagers are generally more appealing to a broader audience because of the clean and crisp flavors they are known for. A compact food menu will allow us to focus on quality, authentic Mexican food rather than the traditional brewpub menu. All of the food served will pair excellent with our flagship Mexican lager or any one of our other core beers. Tezcat will thrive on the fact that we will provide food as well as house brewed beer. The choice of being a brewpub will create extra income from food sales while providing hungry patrons an excellent meal. Another strength will be Tezcat's founder, who has spent the last 5 years in the craft beer market, working in various aspects of the industry. With this knowledge we are looking at a location of 5,400 square feet, which will allow us to grow to our desired limit without space constraints. We will stand out in the market by having Hispanic influence, currently Hispanic culture is under represented in craft beer, creating large market potential.

1.3 Operations Plan

Tezcat's goal is to become a neighborhood tap room. Our objectives are simple, within the first year our goal is to produce 600 barrels of beer, which averages out to about 240 pints of beer sold a day, assuming we are open seven days. Considering the majority of our beers will be lower alcohol by volume, and our target customer will live nearby at an average of 2.5 beers per person we would need less than 100 people coming in daily to meet our goals at open. To help promote our business initially we will host various events that both support our community and bring in non-traditional customers. We plan on using Ekos as our brewery software. Ekos will be a management tool used for tracking and organizing inventory, scheduling, production, sales and accounting.

We believe the employees are the face of the company, as they serve our customers daily. Because of this we look to provide a competitive wage and benefits for all our employees. This would include discounts on the beer and food, a shift meal, and other various opportunities, such as internal growth, company events and other various opportunities. We will help teach each employee about our beers and brewing in general to be able to relay the most accurate information to customers. Our knowledgeable staff will be able to make recommendations and offer pairing suggestions, this in turn will teach and expand our customer's knowledge and pallets.

The kitchen will create an incentive for customers to come in throughout the day, as well as them staying longer without needing to go to a restaurant when hungry. We will hold our food to the same high standards as our beer, no shortcuts while using the best ingredients possible. The menu will start small and simple, with the option to grow or expand as we see fit, this can include larger plates, weekly specials or more meal options. The small menu is to help limit our waste and keep our overhead low in the kitchen. Instead of having table service, all drink and food orders will be placed at the bar with the bartenders, with the exception of a barback during peak times to help deliver food and bus tables to streamline service.

Financial Overview



2. Company Statement

Tezcat will house a seven barrel brewhouse, meaning per batch of beer we can brew up to seven barrels, starting with five fermenters. The first year we will brew about 600 barrels of beer, with the capability of producing up to 900 barrels, this is based off our barrel capacity. We will increase production up to 1,400 barrels by the third year by acquiring more tanks and 2,700 barrels by our fifth year, through the acquisition of more fermenting tanks. By starting with five fermenters it allows us to grow without the need of more tanks for the first thirteen months and not rush the lagering process. Our beer will be meticulously brewed to embrace the true complexity of lager, including various different brewing processes and long times in our fermenters to create clean, crisp flavors that lagers are known for. Although our focus will primarily be on lagers we will brew and serve all styles of beers, including various seasonal offerings such as Marzens and Oktoberfests.

With our products being sold exclusively at the brewpub, the quality of both our food and beer must be uncompromising. Tezcat will emphasize quality, by supporting local suppliers for as many ingredients as possible. Our kitchen will make our tortillas, salsas and desserts all from scratch to provide customers with an authentic experience. We believe quality is the backbone of the beer industry and will be crucial in the future as the craft beer market matures. As in most industries the market will distinguish good product from bad product. By providing sub-par product it creates a bad stigma for new customers who are getting into beer, which overall hurts the industry. Beer quality is an issue Tezcat plans to address via our draft lines, brewing process and brewery cleanliness. Keeping our entire product in house we can consistently monitor our beer from start to finish, allowing us to provide our customers beer that meets our standards. Any sub-par product will be used as a learning tool to prevent the same issue.

Tezcat will be a Cereal Malt Beverage Pub, meaning we are a brewery with a kitchen. Under this classification and current legislature we can produce up to 3,500 barrels each year. We plan to offer our neighbors of Jacksonville a quality experience via our food and craft beer. This includes proper glassware, appropriate food pairings, knowledgeable bartenders and a communal atmosphere where people can enjoy themselves. Our tap room only concept will allow us to keep our Gross Margin within 75-80%.

Tezcat understands the importance of diversification and actively pursuing new customers, due to this we will also offer wine, cider, Mexican Coca-Cola, Mexican soda and other options to appeal to a large audience. In addition, we plan on hosting special events, and casual live music on a regular basis. Our events will vary with holidays, current events and community involvement but not limited to, trivia, yoga, beer dinners, charity fundraisers, adoption events and many more.

3. Market Analysis

The United States craft beer industry is growing at an extremely fast pace. On average in the past three years the value share for craft beer has grown 16%. The volume has also continued to grow 8% over the last three years. The dollar value has steadily kept at a growth of 4.33% also over the last three years. This is only 12.3% of the national beer market volume and 21.8 % in sales. In the state of Florida the craft beer market has topped 1.25 million barrels or 5% percent of the national craft brewing industry. Part of the "slowdown" can be attributed to large craft breweries being acquired by AB Inbev and Miller, such as Goose Island, Wicked Weed, Blue Point, 10 Barrel, Lagunitas, Breckenridge, Four Peaks, Ballast Point, Kona, Red Hook, Elysian, Devils Backbone and Karbach.

Craft beer has been steadily acquiring more sales of the general beer market, while still only being at less than 20% of overall beer sales. This means that despite the amount of new breweries opening up there is plenty of market still available for more sales. In the past four years consumers have become more knowledgeable about craft beers. Since 2011 craft beer in general has gradually been gaining more of the beer market, at about two percent each year. Therefore as people learn more about beer and discover different craft beer styles, the industry will continue to grow.

Contrary to the speculations of saturation, to put into perspective, in 1873 there were 4,131 breweries with a population of roughly 38 million. As of 2018 there are just over 6,000 breweries while our population has increased by approximately ten-fold. Nano-breweries produce enough beer to supply their tap room without the need or push to try and compete in the distribution market, creating interest and desire in different styles and brands. This model supports the business trend of demand for locally sourced food and locally owned businesses, by supporting local business the community profits 60% more versus supporting large corporations. This trend has already begun to follow in larger cities, such-as Chicago, New York and San Francisco, where each neighborhood/suburb has a local brewery. This can be noted in the most recent trend of breweries opening in high traffic areas versus industrial zones two prime examples in town are Bold City and Intuition Ale Works who have both opened secondary locations downtown where they are in a more populated area, rather than only keeping their industrial location.

Specifically in Jacksonville, there are eighteen breweries which include two in planning. To break down Jacksonville even more, of those eighteen breweries six of them are along Jacksonville Beach, while still in our general market, our goal is to focus more locally. Jacksonville has a population of about 880,000, with at least 68% of the population being of drinking age, with the median age being 35, Jacksonville has a largely untapped customer base. By comparison Asheville, North Carolina, a city well respected in the brewing community, has over forty breweries and a population of 90,000 – equating to one brewery for every 2500 residents, in comparison to Jacksonville having one brewery per every 50,000 residents . With the craft beer bubble on the rise, there have been eight breweries built within the past four years in Jacksonville, in comparison Asheville has had eight breweries open within the past two years.

Jacksonville currently stands as the 12th most populous city, as well as the 12th fastest growing city in the United States. This can by noticed by companies such as Amazon and Ikea moving in, providing jobs and incentive for other businesses to come to Jacksonville.

Our selected location in San Marco, Jacksonville is less than one mile from downtown with an increasing population of young-professionals and various housing complexes. The location we are interested in is a prime area where various developments are underway. Since our goal is to be a neighborhood brewery/taproom we would benefit from being walking distance or a short Uber ride for our customers. A patio would sit behind our location allowing our customers to enjoy the weather and also bring their pets. An eye-catching storefront on a busy road will act as additional free marketing to potential customers. Within five miles from our location are St. Nicholas, South Bank, Spring Park and Downtown that are also undergoing housing expansions.

In addition to the growing population in San Marco, we will also tap into the Hispanic market. Jacksonville's Hispanic population sits at 9%, while this number may seem low, this is out of a population of over 850,000. The Brewer's Association has found the Hispanic community as having lots of potential for craft beer, as the third highest group of drinkers. AB Inbev is also aware of this potential market as in the past few years they have bought four different craft breweries in Mexico, and the largest breweries in both Brazil and Columbia. The craft beer market in Mexico is expected to grow from 50 million to 250 million in the next three years, while markets in Columbia and Brazil are expected to grow by 40% each year. This creates an untapped market that Tezcat will tap in to, our brand will be relatable for the Hispanic community.

	Total Population 21+	Weekly Beer Drinkers	Weekly Craft Beer Drinkers
White (Non-Hispanic)	65%	62%	60%
African American (Non-Hispanic)	12%	11%	10%
Hispanic	15%	20%	**21%**
Asian / other	6%	6%	9%
Considers self multi-racial	14%	19%	**24%**

Source: Brewer's Association. Boulder, CO

4. Customer Analysis

Our customer demographic will be in the age range of 24 to 60 age range, about 62% of the Jacksonville population is within this demographic. Since 2013, on average breweries and brewpubs in Jacksonville have grown 24.7% yearly which shows high demand in the area. In 2016 Florida was ranked 3rd in states that people are moving into. According to the Census Bureau in 2016 Jacksonville was the 12th largest city in the United States, with a population of about 880,000 with a population of 1.5 million in Jacksonville Metro. In addition to, Jacksonville has had a steady growth in population of about ten percent since 2000. For breweries, this equates to a consistent volume of potential new customers. Craft breweries are becoming more established in communities as places to drink, as well as hold events and socialize. Part of our plan, is to become sustainable within the community without having to compete with other breweries for shelf space in stores or draft lines in bars.

By focusing on the goal of becoming a neighborhood tasting room, we will be able to keep profits in house. This also allows us to avoid contracting with a distributor, in turn eliminating the fight for shelf or tap space in the market. We will choose to use as much of our produce from local farms, our kitchen will provide fresh, local food options to our customers at a reasonable price with high profit. This diversifies the company from other local breweries without kitchens by keeping customers in house for food. A customer can also come in for food rather than beer. In addition, the authentic Mexican food will be a change of pace from traditional pub food. Our counter-service plan will help keep overhead costs low, by decreasing staffing costs.

City	Population	Breweries	Planning	Breweries to Population
Asheville	88000	34	2	28.41%
Tampa	359000	24	2	7.24%
Miami	430000	11	13	5.58%
St Petersburg	253693	11	3	5.52%
Chicago	2700000	60	7	2.48%
Jacksonville	853000	17	4	2.11%
New York City	8490000	37	16	0.62%

5. Competitive Analysis

We qualify our direct competitors as any craft brewery in the surrounding Jacksonville area. Both brewpubs and production breweries tend to have local taprooms so we choose to see them all as competitors. We will be competing with these breweries for the local consumer. Other craft breweries within a day's drive are also considered "local" which could also affect our sales. Although, these breweries are at a disadvantage since most of our customers would not travel to these breweries on a daily or regular basis.

Indirect competitors include the rest of the beer market, although AB Inbev and SAB Miller do not serve directly to the craft community, they still make up forty-five percent of the American beer market, which is a decrease from last year. AB Inbev and SAB Miller have both noticed the recent increase of interest for craft beer, to combat this both companies have created their own "local" brands, as well as purchasing established craft breweries. Miller has recently stated that brewpubs are dragging down local bar sales, by patrons choosing to go to taprooms and brewpubs rather than the local bar. Both companies understand that customers enjoy supporting small, local breweries, for this reason you will find that AB Inbev and SAB Miller both own small brands while trying to remain unassociated. Future competitors will be the current four breweries in planning, according to the Brewer's Association, as well as an additional three breweries that have opened with in the last year. These breweries will not harm our sales but rather help. A large local brewing community will make Jacksonville a brewery destination. Clusters of breweries tend to profit as a whole by working together to make their market more craft friendly, a large local beer community helps one another with advice, ingredients, creating awareness and forming events. With only 13% of the craft market making general beer sales there is plenty of room for support.



Source:
Brewer's Association. Boulder, CO

Of the various breweries in Jacksonville, only one other brewery brews lagers semi-consistently, this would make us the only brewery with a heavy focus on lagers. With the hot, humid weather Florida is known for, an easy drinking Mexican lager is a beer that anyone, even "non-craft" drinkers, can enjoy. In addition to an easy drinking lager, the Florida-weisse is another up and coming style, which is perfect for the Florida weather, this tart, low alcohol style will incorporate different types of fruits in each batch. In Jacksonville only four of the fourteen breweries sell food, which means the rest of the breweries will have customers leave to go eat or customers may not choose to go there if hungry. Most breweries solve this issue by bringing in food trucks which adds a third party vendor complicating business and decreasing internal revenue.

The Jacksonville region's breweries are as follows: Anheuser-Busch, Intuition Ale Works, Bold City, Green Room, Aardwolf, Veteran's United, River City Brewing, Seven Bridges Brewing, Wicked Barley Brewing, Engine 15 Brewing, Pinglehead Brewing, Main & 6th Brewing, Hyperion, Zeta Brewing, Southern Swells Brewing, Atlantic Beach Brewing and Bottlenose Brewing

Other breweries located in the surrounding areas include: Gainesville: Swamphead Brewing, Blackadder Brewing Company, First Magnitude Brewing, Alligator Brewing, Cypress & Grove, St Augustine: Old Coast Ales, A1A Ale Works, Ancient City Brewing, Bog Brewing Company, Savannah, Georgia: Moon River Brewing Company, Southbound Brewing and Service Brewing Company.

6. Operations Plan

6.1 Management Team

Luis Melgarejo- Owner, Head Brewer, General Manager, Bar Tender

- Head Brewer: create standard operating procedures (SOPs) for the brewery. Properly train future employees in our SOPs.
- Manage inventory for the brewery.
- Quality Assurance: Set-up safe guards to ensure each batch of beer is up to our standards before being put on draft for our customers. This include: micro-analysis during fermentation, proper cleaning and sanitizing of all brewing equipment, sensory tasting of our beer and cleaning the draft lines on a regularly scheduled basis.
- Ensure everything is within Tezcat is running efficiently.
- Partner with Lead Cook for menu ideas.
- Partake in screening/hiring process.

Katie Loeb- Owner, Business and Operations Manager, Bar Tender

- Manage Payroll and general staffing needs.
- Interview new FOH and BOH hires.
- Develop the company by working with the staff.
- Create SOPs for our Front of House staff.
- Manage the budget.
- Manage inventory for FOH.

When we are within two months of opening we plan on adding to our management staff:

Lead Cook- Oversees all aspects of kitchen:

- Helping create and adjust recipes for all food coming out of our kitchen.
- Manages and trains all of the kitchen staff.
- Handles all ingredient ordering and food production.
- Will set the standard and general SOPs in kitchen.

The rest of the team will be composed of bartenders and line cooks. Initially we plan on hiring three bartenders and one line cook. We will emphasize on looking to hire employees with a positive attitude and strong work ethics. Experience and knowledge would be beneficial but both of those can be learned over time, whereas the previous two cannot.

6.2 Beers

Our main styles will lean heavily towards lagers, ideally making up more than two-thirds of our draft lines. We will have eighteen taps, all of our beers with a few options for the non-beer drinker such as, wine, cider, and Mexican sodas. Our line-up will be something along the lines of:

Mexican Lager: Slight malt sweetness with a light body, finishes dry, barely any hop presence.

Monthly Berliner Weisse: Each month we will feature a different type of fruited Berliner Weisse, each batch will be made using the same base beer while changing the fruit added.

Nitro: This tap will constantly change; we will take one of our beers and treat it with nitrogen to change the mouth feel and overall flavor from the original beer.

Sweet Cider: Ideally we would like to provide a cider from a local or regional cider maker. This will serve as an option for the non-beer drinker.

Hoppy Lager: A Hoppy Lager which will be heavily hopped to IPA standards.

Dry Stout: A dry stout, easy to transition into our Nitro selection. Average alcohol content, leaning on more chocolate than astringent.

West Coast IPA: Heavily dry hopped IPA, really dank and juicy.

Wet Hopped IPA: A wet-hopped IPA.

Pilsner: Light, crisp with subtle hop bitterness up front. More earthy and floral rather than citrus and tropical.

Baltic Porter: This style is essentially a lagered porter, meaning it's really dark in color, with some chocolate notes, and some astringency.

Schwarzbier: A black lager, unlike the Baltic porter, a schwarzbier is dark as night with no astringency.

American Lager: Our American lager will use a little bit of rice to make it slightly sweeter than a standard lager.

Munich Helles: A maltier pilsner. Subtle notes of nut and bread with a similar hop kick.

Marzen: Similar to an Oktoberfest but slightly maltier.

Rauchbier: A dark lager which uses smoked malt, the smoked malt gives this style a distinct smoky character.

Altbier: Which literally translates to "old beer" in German, meaning this style is aged longer allowing the beer's sweetness to mellow, create a smooth flavor.

Dopplebock: Higher in alcohol than most lagers, also sweeter with bolder, fuller flavors.

Quarterly Lager: To continue appealing to the general beer consumer we will do different lagers. These lagers will be clean, crisp, easy drinking and will vary between; Pilsners, Oktoberfests, Bocks, Schwarzbiers, etc

Carry-Over: This tap will constantly change; this will be whatever small-batch beer we have left-over.

Carry-Over: This tap will constantly change; this will be whatever small-batch beer we have left-over.

Dry Cider: Ideally we would like to provide a cider from a local or regional cider maker. This will serve as an option for the non-beer drinker.

White Wine: Another option for non-beer drinkers, who may also not be a fan of cider.

6.3 Labor

For the first six months our primary labor cost will be a Lead Cook and one bartender. Initially between Katie and I, we will work as bartenders and barbacks/food runners until we get busy enough where we need to staff more people.

While working at restaurants I have noticed how there is always a split between front of house personnel and back of house. Since the front of house being similar to a commission-based job they tend to make more money when the company is busy. Whereas the back of house employees make the same wage even if they are just as busy. Because of this, I plan on giving the back of house employees five percent of food, based on peak hours worked that month. This will reward our back of house employees for the hard work they put in during peak hours. This commission will not start until after the startup phase.

	Y1	Y2	Y3	Y4	Y5
Personnel Plan	**2019**	**2020**	**2021**	**2022**	**2023**
Managers	$0	$23,040	$51,200	$71,680	$94,976
Bartenders	$14,080	$25,960	$31,680	$40,920	$49,720
Line Cooks	$19,360	$31,680	$33,528	$49,984	$59,664
Buser/Runner	$17,600	$28,800	$32,880	$49,560	$61,440
Head Chef	$31,104	$35,968	$43,776	$54,528	$62,976
Officer Commision	$6,834	$41,004	$41,004	$41,004	$41,004
BOH Commision	$1,749	$16,562	$19,187	$32,695	$38,923
Total Payroll	**$90,727**	**$203,014**	**$253,255**	**$340,371**	**$408,703**

6.4 Food

We will serve, authentic Mexican food, made in house with an emphasis on local ingredients as much as possible. We plan on making all salsas, tortillas and chips from scratch. The quaint size of the menu will allow us to maintain great quality and freshness. While not our main focus we will try to have various vegetarian/vegan options. The menu will consistent of:

MEXICAN STREET CORN- Grilled corn on the cob served on a skewer, slathered with a housemade crema, lime juice, queso fresco and spice mix.................$3

CHIPS AND GUACAMOLE- Chips made from our own housemade masa, along side with a large portion of guacamole...$5

CHIPS AND SALSA- Chips made from our own housemade masa, along side with a hearty portion of salsa..$4

QUESADILLAS- Made from scratch tortilla, filled with a housemade queso fresco, grilled on our stovetop. $4
Chicken/Veggies +$2, Pork/Steak +$2.5, Fish +$3

TACOS- One taco served on two corn tortillas, in traditional Mexican style, your choice of protien topped with diced cilantro, onion and a wedge of lime.
Chipotle Chicken or Mixed Veggies...................................$2.5
Al Pastor Pork or Marinated Steak....................................$3
Rotating local Fish..$3.5

CHURROS- Deep fried dough, tossed in a cinnamon, sugar and brown sugar mixture...$5

SWEET TAMALES- Tamales made of Masa wrapped in corn husks, filled with raisins, cinnamon and walnuts...$6

7. Marketing Plan

7.1 Marketing

For our marketing plan we will attend local beer events, fundraisers and other various local events to help promote our brand within the community. At these events we will self-promote using branded items such as tap handles, posters, tents, signs and merchandise. Such events include: Tezcat's grand opening and brewing accolades. We will also have events for holidays: such as Cinco De Mayo, Day of the Dead, Octoberfest, Festivus, fundraisers for local charities and organizations. Inviting local news media to these events will provide free publicity at the brewery.

As a result of being a non-distribution brewery we plan on making our merchandise such as: branded apparel, bottle openers, sunglasses, stickers, pins, etc, competitively priced to encourage customers to purchase various pieces which would increase our exposure more. This will help create awareness and promotion of our brewery. We will also encourage positive word of mouth via social networking, our website and engagement with the local homebrew club and local charities

We will have complete insight into what beers our consumer likes or does not like, as we monitor what is selling well in the taproom, this will allow us to coordinate brewery production. Growlers (large half-gallon containers) or crowlers (a can growler) will be the two potential ways for customers to take our beer home to share with friends. This will provide additional indirect marketing for our brewery, so we will encourage growler purchases with a reasonable price and consistent specials. Tezcat will also further our marketing and branding by offering merchandise for sale in the form of shirts, hats, glassware and other branded items.

In this current age, we will focus marketing on social media via: Facebook, Twitter, Instagram, and websites such as Untapped, Ratebeer and Beeradvocate for beer-centric customers and a weekly emailing list. Our marketing will also reach out to local homebrew clubs and homebrew shops. Additionally, we plan on reaching out to news stations, food/drink critics and press about to help spread our brand. Keeping in touch with the news media whenever we have an event, a new beer or a milestone will also help provide a source of free publicity. There will be daily offers and events, which will be decided on a later date, but will range from: discount on growlers, two tacos and a beer special, trivia, dollar off drafts, a mug club, brewery yoga, and fundraising for local charities or a run club.

8. Risk Factors

Start Up Company -With every start-up company there are inherent risks, as a start-up Tezcat does not have operating history. According to the Brewer's Association, in 2016 only 44 brewpubs or about 2.3% of all brewpubs closed, compared to closure rates for restaurants is closer to 25%. While this is substantially lower than the failure rate for restaurant startups, as the microbrewery industry becomes more competitive, the failure rate increases. Further, there is no public market for the company's stock and Tezcat will be controlled by and dependent upon its members.

Brewpub Growth - The microbrewery and brewpub industry has seen massive increases in sales and consumption of specialty and craft beer in the past few years. To meet the demand new breweries are being built and production capacity is being increased by established breweries.

Government Regulations - The manufacture and sale of alcoholic beverages is regulated by federal and state authorities. Tezcat has not yet obtained the required federal and state permits, license or bonds to construct or operate the brewery. Although Tezcat does not expect the brewery to encounter any difficulties in obtaining the necessary permits, the application and approval process requires a large lead time. Currently the average process time is around 120 days. Failure to obtain such permits and licenses would prevent the brewery from operating. In addition, there is no assurance that Tezcat's operation will not become subject to more restrictive regulation or increased taxation by federal or state agencies, which could adversely affect profitability.

Dram Shop Liability – Serving alcohol beverages to a person known to be intoxicated may result in the server being held liable to third parties by injuries caused by the intoxicated customer. Tezcat plans to serve beer, wine and cider in the taproom. Tezcat plans to obtain host liquor liability coverage and continue coverage if available at a reasonable cost. However, future increases in insurance premiums could make it prohibitive for Tezcat to maintain adequate insurance coverage. A large damage award, not adequately covered by insurance, could adversely affect Tezcat's financial performance.

9. Ownership Information

We will initially set up the company as an LLC and will build our legal structure as time permits. Beginning as an LLC will help protect all involved with Tezcat financially, without the strict regimen of a corporation. As the business grows and we expand to additional locations we will then create a parent umbrella corporation that will give us the structure and protection to treat each business as its own entity.

Ownership will solely be in the hands of the founder, our plan is to retain as much ownership as possible during the funding stages. However, given our circumstances we are willing to release up to 48% of equity, in order to acquire initial funding.

9.1 Founder

Six years ago I discovered craft beer; I started with beer from large craft breweries like Samuel Adams, New Belgium and Sierra Nevada. Then I tasted as many different styles of beer as possible. Soon after, I learned about the craft beer community and homebrewing. At this point everything snowballed, I wanted to learn more, do more, and brew more. I began dreaming of starting my own brewery which fueled my passion for the beer industry. From here my journey began. I started working at Hoggetowne Ale Works, a homebrew store, and Stubbies and Steins, a local craft beer restaurant. In addition, I began working at Tall Paul's, a small nano-brewery. At this point I was working 50-70 hours each week, but the time flew by. Each job was teaching me different aspects of the industry, as well as furthering my knowledge.

After a couple of years, I realized if I wanted to own a brewery I would need to work in one. The craft beer industry was just starting to develop where I lived, so my wife and I decided to move to "Beer City", Asheville, NC. I was extremely fortunate getting a job with Land of the Sky Mobile Canning, which gave me access into multiple craft breweries. This job took me to over twenty breweries I could experience firsthand. Here I learned a lot from the owners and each brewery we would service. With my experience in canning, I was able to get a job with Wicked Weed. This was the highlight of my career, working at an established, fast-growing brewery. While working at Wicked Weed I primarily operated the packaging line while also gaining firsthand experience in brewing various batches, as well as cellar work. The knowledge, connections and experience I gained far out-weighs any homebrewing experience. About a year into working with Wicked Weed the company sold to AB Inbev. I continue to communicate and get advice from the owners on how they created such a successful brewpub and brand in only three years.

Over the past six years I have gained an exorbitant amount of knowledge. While working full time I took the Siebel Concise Course in Brewing Technology. This course gave me insight into the professional, large scale side of brewing. During my time in the beer industry I realized how important local homebrewers are to craft beer and the benefits of working directly with a distributor. Being able to travel and work at various different breweries and look at their set-ups allowed me to learn the benefits and downfalls with each design. Finally, I was able to experience quick growth first hand with a developing brewery and learning from knowledgeable coworkers with years of experience.

10. Funding

We will generate revenue from food and beer sales, by growing by fifty percent each year, which is a steady climb of 4.2% each month, this growth is on par to current craft beer growth trends. The sales projections are conservative which will allow for consistent and steady growth. Starting with low goals of less than 100 beers a day at start with a conservative 2.5 beers per customer, this means serving a minimum of 40 customers over eight hours of operations. This takes into account the low peaks of early in the year and the high peaks during fall months. Low overhead will allow us to maximize profits on both, the brewery and food. This will in turn, allow us to create competitive prices in both areas of business. Our goals for our first year are moderate which will allow us to hit our numbers without trouble and grow going forward. Our gross margin will sit around 80% monthly, this is higher than brewpub industry averages, attributed to our lower overhead because of counter service. Tezcat will break even within 18 months into operations.

Tezcat is seeking to raise $630,000.00 which will cover all the startup and operating costs until it is cash flow positive. A portion of the funding will go towards brewing and taproom equipment, inventory, labor and working capital to get the brewery up and going. There will be a five month timeline between opening and a positive return. As Tezcat grows, subsequent rounds of funding may be needed in order to cover growth expenses.

Use of Proceeds:

Equipment		Buildout		Inventory		Working Cashflow	(first 8 months)
Brewhouse	$170,000.00	Approximation	$300,000.00	Shirts	$300.00		
Kegs	$6,000.00			Glasses	$550.00	Cost of Goods	$120,000.00
Walk-in	$10,000.00			Hats	$420.00	Selling, General and	
Keg Washer	$7,500.00			Pins	$200.00	Administrative Expenses	$260,000.00
Draft System	$3,000.00			Growlers	$410.00	Legal and Adverstising Fees	$30,000.00
Cellar Kit	$2,000.00			Hoodies	$1,050.00	Projected Profits	-$271,800.00
				Food	$4,000.00		
				Srifters	$400.00		
Oven Range	$4,000.00			Tasters	$270.00		
Dishwasher	$1,500.00			Stickers	$300.00		
3 Basin Sink	$600.00			Coasters	$400.00		
Prep Table	$1,400.00						
Counter Top Cooler	$1,400.00						
Frier	$1,300.00						
Hood	$4,000.00						
Doner Kebab	$800.00						
Kitchen:	$15,000.00						
Total:	$213,500.00		$300,000.00		$8,300.00		$138,200.00
			GRAND TOTAL: $660,000.00				

11. Timeline

Our timeline is contingent upon funding initiation.

Offering Begins…………………………………………………………………………..ASAP
Acquire Building & Construction Permits…………………….……….…..Quarter 3 2018
Begin Construction on Brewery………………………………………………...Quarter 3 2018
BATF Review……………………………………………………………..Quarter 4 2018
Begin Brewing…………………………...…………………………………...Early Quarter 4 2018
Investors Party & Grand Opening………………………………….…...Late Quarter 4 2018
Holiday Event………………………………………………….……December 2018
Annual Business Report…………………………………..................................January 2019









Pro Forma Summary					
Income Statement	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Total Revenue	$734,940	$1,762,523	$2,042,284	$3,480,036	$4,135,576
Total Cost of Goods Sold	$117,390	$315,922	$371,281	$622,385	$750,224
Gross Profit	$617,550	$1,446,601	$1,671,003	$2,857,651	$3,385,352
Profit Margin	84.03%	82.08%	81.82%	82.12%	81.86%
Total SG&A Expenses	$349,169	$585,796	$680,261	$862,603	$995,732
Operating Profit	**$268,381**	**$860,804**	**$990,742**	**$1,995,048**	**$2,389,620**
Taxes	$23,878	$150,084	$175,625	$294,902	$351,293
Net Income	**$244,503**	**$710,720**	**$815,117**	**$1,700,146**	**$2,038,327**
Net Income (% Total Sales)	33.27%	40.32%	39.91%	48.85%	49.29%

Luis Melgarejo Del Callejo

Resume

Experience

Wicked Weed Brewing   Asheville, NC

Packaging Operator   September 2015 – November 2017

- Strong attention to detail and package quality.
- Operate packaging equipment at a high speed: bottling line (3200 bph) and can line (3800 cph).
- Troubleshoot and address issues on packaging lines as they arise.
- Perform Monthly, Quarterly, and Yearly maintenance on packaging lines.

Packaging Associate   October 2014 – September 2015

- Comply with safety policies and procedures.
- Clean production lines, process work areas and other areas of the facility.
- Operate industrial equipment such as forklifts, in order to transport packaging materials, raw materials and finished product.
- Capable of following SOP's and check sheet to perform standardized work.

Land of the Sky Mobile Canning   Asheville, NC

Assistant Operator   October 2014 – September 2015

- Travel daily to required destination, via 20 foot truck and set up and break down equipment.
- Operating a Wild Goose MC250 canning line and troubleshoot mechanical problems.
- Run CIP and clean necessary equipment.
- Prepping truck with supplies prior to canning runs.
- Enforcing quality control, efficiency and accurate statistical tracking.
- Breweries: NoDa, Carolina, Coast, Unknown, Frog Level, Wolf Hills, Shipyard, OBX, Quest, Holy City, Lone Rider, Pisgah, Burial and RJ Rockers.

Blue Ridge Tavern and Trading   Fletcher, NC

Team Lead   July 2014 – March 2015

- Set up restaurant and retail areas at beginning of day.
- Ensure customer satisfaction throughout every aspect: coffee bar, kiosk, restaurant and bar.
- Manage payroll accordingly to daily needs and manage associates.
- Be knowledgeable of our menu to provide guests with exceptional service.
- Verify stock is rotated using "First In, First Out" procedure, to avoid loss.
- Address any customer issues and needs.

Stubbies & Steins   Gainesville, FL

Assistant Manager/Server   March 2013 – July 2014

- Drive sales by keeping bar stocked with sufficient bottles and kegs.
- Be knowledgeable of 500+ beers, food, beer events and upcoming beers.
- Opening and closing cash handling procedures and maintain POS system.
- Communicate with distributors/brewery representatives to create weekly events.
- Educate and train staff on beer styles and new product.
- Resolve any issues with draft system, as well as customer needs and issues.

Barback/ Late Night Cook   October 2012 –March 2013

- Assist servers by delivering food, glassware and cleaning.
- Ensure all beers are stocked throughout the night.
- Keep glassware clean by using a three-basin sink.
- Assist with closing procedures and food preparation for the following day.
- Cook late night menu and clean the kitchen at the end of the day.

Hoggetowne Ale Works   Gainesville, FL

Associate   March 2012 – July 2014

- Responsible for store opening and closing procedures.
- Keep all areas of the store stocked and clean.
- Be knowledgeable of our inventory to help customers.
- Drive sales by recommending other merchandise they may be interested in.
- Count down drawers and record sales at end of day.
- Assist customers with questions, brewing advice and troubleshoot issues with homebrew

Skills & Qualifications

- Proficient in Microsoft Office programs: Word, Excel, and PowerPoint.
- Strong background in building relations with customers to provide exceptional service.
- Familiar with various POS systems (Aloha, Micros, IMB).
- Adept at working in an ever-changing environment.
- Capable of working at a fast pace and prioritizing tasks.
- Bi-lingual, in Spanish and English.
- Novice home-brewer.

Education

Santa Fe Community College   Gainesville, FL
Associate of Arts Civil Engineering   2010-2014
Cumulative GPA: 3.03

Cicerone Certified Beer Server   Current
Achieved in February 2012

Siebel Institute of Technology
Concise Course in Brewing Technology   April 2014

References

Barron Humphries (Boss: ~2 yrs)   352-367-4455
Hoggetowne Ale Works Proprietor   barronsh@aol.com

Craig Smith (Boss: ~ 2 yrs)   352-338-1433
Land of the Sky Mobile Canning Proprietor   csmith3@gmail.com

Elliot Kouns (Boss: ~ 2 yrs)   804-347-0861
Wicked Weed Brewing Packaging Manager   Elliot@wickedweedbrewing.com

Aaron Khan (Boss: ~ 1 yrs)   352-219-7885
Wicked Weed Brewing Packaging Manager   akhan@gmail.com